September 1, 2011

VIA EDGAR

Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Ladenburg Thalmann Financial Services Inc. ("we,"”our” or the "Company")
Form 10-K and Amendment No. 1 to Form 10-K/A for the year ended 12/31/2010
Filed on 3/11/2011 and 4/29/2011, respectively, (collectively, the "Form 10K")
File No. 001-15799

Dear Mr. Woody:

We are submitting this letter to respond to the comments of the staff of the United States Securities and Exchange Commission (“SEC”). Each of the staff’s comments is set forth below (with page references unchanged) and is followed by our response.

      The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States of America.

     In accordance with the SEC’s letter, we will include additional disclosures and revisions in response to the SEC’s comments in our future filings, as applicable.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Financial Statements
Notes to Consolidated Financial Statements

Mr. Kevin Woody
United States Securities and Exchange Commission
September 1, 2011

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1.
Please tell us and revise future periodic filings to clarify if your advisory fee revenue and incentive fees are recognized prior to the end of the measurement period specified in the contract. Please provide to us the proposed revision to your future filings. Additionally, to the extent your revenue is subject to being reversed in future periods, please tell us how you have complied with ASC 605-20-S99-1, or tell us why you believe it was not necessary to disclose the amount of revenue recognized that may be reversed in future periods if the fair value of certain assets or the performance of investment funds and accounts fall below the applicable benchmarks.

Response:

Our advisory fee revenues are recorded as earned and fully realized at the end of each reporting period and are not subject to contractual measurement periods.  Our incentive fees are recognized when earned at the end of the measurement period specified in the applicable contracts.  We note that we have not earned any incentive fees during the last three fiscal years and, accordingly, no revenue was recognized that may be reversed in future periods.  We will include the following requested disclosure in future filings: “Advisory fees are received quarterly either in advance or after the end of the calendar quarter to which they relate and are recorded as earned at the completion of the quarter. Incentive fees are recorded when earned at the end of the measurement period specified in the applicable contracts.”

Mr. Kevin Woody
United States Securities and Exchange Commission
September 1, 2011

16. Segment Information, page F-27

2.
On page F-9, you disclose that principal transactions revenues include gains and losses resulting from investments for your own accounts. Please tell us what consideration you gave to presenting trading for your own accounts as a separate segment. Please refer to ASC 280.

Response:

Principal transactions revenue primarily consists of realized and unrealized gains earned from equity-linked warrants received as consideration from certain investment banking assignments included in our Ladenburg segment and accordingly are considered an integral part of such reporting segment.  We generally do not trade for our own accounts and any investments and related gains or losses are immaterial to our revenues, profit or loss and assets.  We do not believe that principal transactions constitute an operating segment under ASC 280 because our chief operating decision maker does not regularly review such operating results in making decisions about resource allocation or performance assessment.

FORM 10-K/A AMENDMENT NO. 1 FOR THE YEAR ENDED DECEMBER 31, 2010

Exhibits 31.1 and 31.2

3.	Please amend your filing to include the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Please refer to Item 601(B)(31) of Regulation S-K.

Response:

We filed the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) in accordance with the staff’s guidance provided in Compliance and Disclosure Interpretation Question 161.01, which provides, in relevant part, that if “there are no financial statements or other financial information in [the amended filing], then paragraph 3 may be omitted from the certifications that are filed with the [amended filing, and if] the [amended filing] does not contain or amend disclosure pursuant to Item 307 or 308 of Regulation S-K . . ., and such disclosure is not otherwise required to be amended given the nature of the reasons for the amendment, paragraphs 4 and 5 may be omitted from the certifications that are filed with the amendment.”  Given this staff guidance, we filed with our Form 10-K/A Amendment No. 1 for the year ended December 31, 2010 the certifications required by Exchange Act Rules 13a-14(a) and 15d-14(a), omitting paragraphs 3, 4 and 5, as such Form 10-K/A contained no financial statements or other financial information, nor did it include any amended disclosure pursuant to Item 307 or 308 of Regulation S-K; therefore, we respectfully submit that no amended filing is now required.

Thank you for your kind assistance with this matter. Please call me at 305-572-4119 with any questions.

Very truly yours,

/s/ Brett H. Kaufman
Brett H. Kaufman
SVP and Chief Financial Officer

cc:	Ms. Jennifer Monick, Senior Staff Accountant Ladenburg Thalmann Financial Services Inc. Audit Committee EisnerAmper LLP